SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)

  Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

             Common Stock, par value $0.0001 per share

(Title of Class of Securities)

     867328502___

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    April 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X ]

Note: Schedules filed in paper format shall include a signed original and five  copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see   the Notes).

CUSIP # 867328502	13D	Page 2 of 20 Pages

1.	Names of Reporting Persons. Alta BioPharma Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 8,678,802 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,678,802 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,678,802 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 21.1% (b)
14.	Type of Reporting Person PN

(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 2,044,750 shares of common stock (“Common Stock”) of Sunesis Pharmaceuticals, Inc. (the “Issuer”),  3,051,530 shares of Common Stock underlying Series A Preferred Stock of the Issuer (“Series A Preferred Stock”) and 3,582,522 shares of Common Stock underlying warrants of the Issuer (“Warrants”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”), Alix Marduel (“Marduel”), Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 34,409,768 shares of Common Stock outstanding as of March 20, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed on April 3, 2009.

CUSIP # 867328502	13D	Page 3 of 20 Pages

1.	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 582,864 (c)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 582,864 (c)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,864 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 1.7% (b)
14.	Type of Reporting Person PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants, except that ABMIII, the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, Hurwitz, and Marduel, directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502	13D	Page 4 of 20 Pages

1.	Names of Reporting Persons. Alta BioPharma Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,261,666 (d)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,261,666 (d)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,261,666 (d)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.3% (b)
14.	Type of Reporting Person OO

(d)   ABMIII shares voting and dispositive power over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII and (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG.

CUSIP # 867328502	13D	Page 5 of 20 Pages

1.	Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 213,877 (e)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 213,877 (e)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,877 (e)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 0.6% (b)
14.	Type of Reporting Person OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants, except that Deleage, Champsi, Penhoet, Hurwitz, and Marduel, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502	13D	Page 6 of 20 Pages

1.	Names of Reporting Persons. Farah Champsi
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,475,543 (f)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,475,543 (f)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,475,543 (f)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.7% (b)
14.	Type of Reporting Person IN

(f) Champsi shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502	13D	Page 7 of 20 Pages

1.	Names of Reporting Persons. Jean Deleage
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,475,543 (g)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,475,543 (g)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,475,543 (g)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.7% (b)
14.	Type of Reporting Person IN

(g) Deleage shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502	13D	Page 8 of 20 Pages

1.	Names of Reporting Persons. Alix Marduel
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,475,543 (h)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,475,543 (h)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,475,543 (h)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.7% (b)
14.	Type of Reporting Person IN

(h) Marduel shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502	13D	Page 9 of 20 Pages

1.	Names of Reporting Persons. Edward Penhoet
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,475,543 (i)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,475,543 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,475,543 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.7% (b)
14.	Type of Reporting Person IN

(i) Penhoet shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502	13D	Page 10 of 20 Pages

1.	Names of Reporting Persons. Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,475,543 (j)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 9,475,543 (j)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,475,543 (j)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
13.	Percent of Class Represented by Amount in Row (11) 22.7% (b)
14.	Type of Reporting Person IN

(j) Hurwitz shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 204,940 shares of Common Stock underlying Series A Preferred Stock and 240,601 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502	13D	Page 11 of 20 Pages

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Sunesis Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, CA 94080.

Item 2.

Identity and Background.

(a)

This Statement is being filed by (i) Alta BioPharma Partners III, L.P., a Delaware limited partnership (“ABPIII”), (ii) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, a German limited partnership (“ABPIIIKG”), (iii) Alta BioPharma Management III, LLC, a Delaware limited liability company (“ABMIII”), (iv) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company (“AEBPIII,” and together with ABPIII and ABPIIIKG, the “Purchasers”), and (v) Farah Champsi, Jean Deleage, Alix Marduel, Edward Penhoet, and Edward Hurwitz (collectively referred to as the “Managing Directors”), the managing directors of ABMIII and the managers of AEBPIII.  ABPIII, ABPIIIKG, ABMIII, AEBPIII and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices of ABPIII, ABPIIIKG, AEBPIII and ABMIII, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

ABPIII, ABPIIIKG, and AEBPIII’s principal businesses are acting as venture capital investment vehicles.  ABMIII’s principal business is acting as general partner of ABPIII and managing limited partner of ABPIIIKG.  Each of the Managing Directors’ principal business is acting as a managing director of ABMIII and as manager of AEBPIII.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Each of the Managing Directors is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

On March 24, 2006, ABPIII was issued 1,769,975 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock, ABPIIIKG was issued 118,870 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock, and AEBPIII was issued 43,619 shares of Common Stock and warrants to purchase 13,086 shares of Common Stock pursuant to that certain Common Stock and Warrant Purchase Agreement dated March 17, 2006.  The aggregate purchase price of these securities was $12,073,069. ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPIII by its partners and members for investment purposes.

CUSIP # 867328502	13D	Page 12 of 20 Pages

On May 30, 2007, ABPIII acquired an additional 274,775 shares of Common Stock, ABPIIIKG acquired an additional 18,453 shares of Common Stock, and AEBPIII acquired an additional 6,772 shares of Common Stock. The aggregate purchase price of these securities was $1,329,000. ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes.

Pursuant to the terms of that certain Securities Purchase Agreement, dated March 31, 2009 (the “Purchase Agreement”), by and among the Issuer, the Purchasers and the other investors that are parties thereto (together with the Purchasers, the “Investors”), ABPIII, ABPIIIKG and AEBPIII purchased units consisting of an aggregate of (i) 333,165 shares (the “Shares”) of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) warrants to purchase 3,331,650 shares of Common Stock (the “Warrants” and, together with the Shares, the “Securities”), on April 3, 2009 (the “First Unit Closing”) for a total purchase price of  $1,149,425.  Each share of Series A Preferred Stock is initially convertible into 10 shares of Common Stock, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like, and may be converted into Common Stock in the manner described under the heading titled “Certificate of Designation” in Item 6 below.  The Warrants are exercisable at any time prior to April 3, 2016 at an exercise price of $0.22 per share, provided that stockholder approval must be obtained before any Investor can exercise Warrants that would result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock.  ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes. As a result of this private placement, the funds’ beneficial ownership now exceeds 20%, thus triggering this filing of Schedule 13D.

Item 4.

Purpose of Transaction.

ABPIII, ABPIIIKG and AEBPIII purchased the Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Person have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or it subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12 (g) of the Securities and Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.

Interest in Securities of the Issuer.

(a)

As of April 3, 2009, ABPIII, ABPIIIKG, AEBPIII, ABMIII, and each of the Managing Directors beneficially owned 9,475,543 shares of the Issuer’s Common Stock, representing 22.7% of the Issuer’s outstanding Common Stock.  This percentage is based on 34,409,768 shares of the Issuer’s Common Stock outstanding as of March 20, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed on April 3, 2009.

CUSIP # 867328502	13D	Page 13 of 20 Pages

(b)

ABPIII has sole voting and dispositive control over 2,044,750 shares of Common Stock,  3,051,530 shares of Common Stock underlying Series A Preferred Stock and 3,582,522 shares of Common Stock underlying Warrants, ABPIIIKG has sole voting and dispositive control over 137,323 shares of Common Stock, 204,940 Common Stock underlying Series A Preferred Stock and  240,601 shares of Common Stock underlying Warrants, and AEBPIII has sole voting and dispositive control over 50,391 shares of Common Stock, 75,200 shares of Common Stock underlying Series A Preferred Stock and 88,286 shares of Common Stock underlying Warrants.  ABMIII, as a general partner of ABPIII and managing limited partner of ABPIIIKG, may be deemed to have the power to direct the voting and disposition of the 8,678,802 shares held directly by ABPIII and 582,864 shares held directly by ABPIIIKG. By virtue of its relationships with ABPIII, ABPIIIKG, and AEBPIII, ABPMIII may be deemed to share the power to direct the disposition and vote of the 9,475,543 shares of Common Stock held directly by the ABPIII, ABPIIIKG and AEBPIII. By virtue of their positions as managing directors of ABMIII and managers of AEBPIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 8,678,802 shares held directly by ABPIII, the 582,864 shares held directly by ABPIIIKG and the 213,877 shares held directly by AEBPIII. The Managing Directors disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement Dated March 31, 2009

The Purchase Agreement provides for the sale of two additional tranches of securities to the Investors.  Subject to the approval of the Issuer’s stockholders, an additional $5.0 million of units, consisting of Shares and Warrants, may be sold in the second unit closing (the “Second Unit Closing”), which closing may occur at the Issuer’s election or at the election of the Investors.  The Issuer may elect to hold the Second Unit Closing if the achievement of a specified milestone with respect to voreloxin has occurred and the Issuer’s Common Stock is trading above a specified floor price. If the Issuer has not delivered notice to the Investors of the Issuer’s election to complete the Second Unit Closing, or if the conditions for the Second Unit Closing have not been met, the Investors may elect to purchase the units in the Second Unit Closing by delivering a notice to the Issuer of their election to purchase the units.  Notice of an election to complete the Second Unit Closing, either by the Issuer or the Investors, must be delivered on or before the earliest to occur of December 31, 2009, the Common Equity Closing (as defined below) or the occurrence of a qualifying alternative common stock financing.  If the Second Unit Closing is to take place, the Purchasers will purchase units consisting of an aggregate of (i) 166,582 shares of Series A Preferred Stock and (ii) Warrants to purchase 1,665,820 shares of Common Stock, for an aggregate purchase price of $574,713.

CUSIP # 867328502	13D	Page 14 of 20 Pages

Subject to the approval of the Issuer’s stockholders, the Issuer may sell $28.5 million of Common Stock in the common equity closing (the “Common Equity Closing”). The Common Equity Closing may be completed at the Issuer’s election prior to the earlier of December 31, 2010 and a qualifying alternative common stock financing, or upon the election of the Investors holding of a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement prior to a date determined with reference to the Issuer’s cash balance dropping below $4.0 million at certain future dates.  If the Issuer elects to hold the Common Equity Closing, it will be subject to the approval of the Investors holding a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement and subject to a condition that the Issuer sells at least $28.5 million of Common Stock in the Common Equity Closing.  If the Common Equity Closing is to take place, the Purchasers may elect to purchase an aggregate of 11,912,224 shares of Common Stock, for an aggregate purchase price of $3,275,862.

A copy of the Purchase Agreement is filed as Exhibit B hereto and is incorporated by reference herein.

Investor Rights Agreement

The Issuer and the Investors entered into an Investor Rights Agreement, dated April 3, 2009 (the “Investor Rights Agreement”).  Pursuant to the Investor Rights Agreement, the Issuer has agreed to register the resale of the shares of Common Stock (i) issued or issuable upon conversion of the Shares, (ii) issued or issuable upon exercise of the Warrants and (iii) issued in connection with the Common Equity Closing (collectively, the “Registrable Securities”).  The Issuer will file a registration statement (the “Initial Registration Statement”) on Form S-3 to register the resale of the Registrable Securities (i) within forty-five calendar days following the consummation of (A) the Common Equity Closing or (B) a qualifying alternative common stock financing, (ii) within sixty calendar days following delivery of notice that the Investors will not participate in the Common Equity Closing  (the “Non-Participation Notice”) or (iii) by the earlier of March 31, 2011 or five business days following the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, in the event that the Common Equity Closing or a qualifying alternative common stock financing has not been consummated and a Non-Participation Notice has not been delivered on or prior to December 31, 2010.  If the Issuer is not permitted to include all Registrable Securities in such registration as a result of Rule 415, it will file amendments and/or additional registration statements covering the maximum number of Registrable Securities.  The Issuer will use its commercially reasonable best efforts to cause each registration statement to become effective within ninety days of filing, unless reviewed.  The Issuer will also use its commercially reasonable best efforts to keep the registration statement effective until all shares cease to be Registrable Securities.

The Issuer will file a registration statement with respect to the Registrable Securities for an underwritten offering upon the written request of the holders of at least a majority of the Registrable Securities, provided that (i) the Issuer is not permitted to include all Registrable Securities in the Initial Registration Statement, (ii) the per share fair market value of the Common Stock has been at least $0.66 for a period of thirty trading days with an average daily trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, splits and recapitalizations) and (iii) the aggregate offering price is at least $10,000,000.  The Issuer may decline or postpone the filing of such registration statement under certain circumstances described in the Investor Rights Agreement.  The Issuer has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registration statements.

CUSIP # 867328502	13D	Page 15 of 20 Pages

Pursuant to the Investor Rights Agreement, for so long as at least 250,000 shares of Series A Preferred Stock remain outstanding, the Investors have certain rights of first refusal with respect to future issuances of the Issuer’s securities, including as part of a future equity financing, subject to customary exclusions.

Pursuant to the Investor Rights Agreement, upon the First Unit Closing, the size of the Issuer’s board of directors was set at eight members, and the Investors holding a majority of the Series A Preferred Stock are entitled to designate, and the Issuer is required to nominate, three members to the Issuer’s board of directors.  Alta BioPharma Partners III, L.P. (“Alta”), Bay City Capital L.P. (“Bay City Capital”) and New Enterprise Associates (“NEA”), together with their respective affiliates, each have the right to designate one such investor designee. Following the earlier to occur of (a) the Second Unit Closing, (b) the Common Equity Closing or (c) the closing of a qualifying alternative common stock financing, provided the Investors exercise their preemptive rights and beneficially own greater than a majority of the Issuer’s voting stock as of such applicable closing, the size of the Issuer’s board of directors will be increased to nine members, and the Investors holding a majority of the Series A Preferred Stock will be entitled to designate, and the Issuer will be required to nominate, five members to the Issuer’s board of directors.  Alta, Bay City Capital, NEA and Nextech Ventures, together with their respective affiliates, will each have the right to designate one such investor designee.

A copy of the Investor Rights Agreement is filed as Exhibit C hereto and is incorporated by reference herein.

Certificate of Designation

The rights and privileges of the Shares are contained in the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (the “Certificate of Designation”).  The Series A Preferred Stock is convertible at the election of the Purchasers at any time after the earlier to occur of (i) one day following the closing of a qualifying alternative common stock financing  or (ii) January 24, 2011.  The Shares are convertible into that number of shares of Common Stock determined by dividing the initial issuance price for the Series A Preferred Stock, equal to $2.20 per share (the “Original Series A Issue Price”), by the conversion price, which is initially set at $0.22 per share.  The conversion price is subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

All outstanding shares of Series A Preferred Stock would be automatically converted into shares of Common Stock upon the earlier to occur of: (i) the affirmative election of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock; (ii) the date, following the closing of a qualifying alternative common stock financing, on which the closing bid price for Common Stock has been equal to or at least $0.66 per share for a period of thirty trading days with an average trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like); or (iii) the date of the Common Equity Closing.  If the Common Equity Closing occurs, and a holder of Series A Preferred Stock fails to purchase all or a portion of its pro rata amount of the shares of Common Stock required to be purchased by such holder at the Common Equity Closing, then a portion of such holder’s shares of Series A Preferred Stock determined in accordance with the Certificate of Designation will be automatically converted into shares of Common Stock on a one for one basis, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

In the event of a liquidation, dissolution or winding up of the Issuer, each holder of Series A Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to $10.35, plus all declared and unpaid dividends, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

CUSIP # 867328502	13D	Page 16 of 20 Pages

Each holder of Series A Preferred Stock is entitled to participate, when, as and if declared by the Issuer’s board of directors, on an as-converted basis with respect to any dividends payable to the holders of Common Stock.

The holders of the Series A Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series A Preferred Stock.  For so long as at least 250,000 shares of Series A Preferred Stock are outstanding, an affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock is required for the Issuer to effect: (i) any sale, merger or reorganization of the Issuer or a sale, exclusive license or exclusive partnering (in either case, on a worldwide or regional basis) of a majority or more of the assets of the Issuer; (ii) any declaration or payment of dividends on the Issuer’s capital stock; (iii) any distribution of cash, securities or other Issuer property to any of its security holders (other than in ordinary course consistent with past practice); (iv) any redemption of securities of the Issuer; (v) any amendment of the Issuer’s certificate of incorporation or bylaws; (vi) any voluntary liquidation, dissolution or winding up of the Issuer; (vii) any creation or authorization of a new class or series of shares having rights and privileges senior to or on parity with the Series A Preferred Stock; (viii) any issuance of Common Stock, unless certain conditions are met; (ix) any issuance of shares of capital stock of the Issuer, unless certain conditions are met, incurrence of indebtedness or grant of any security interest in the Issuer (or any subsidiary thereof) or their respective assets; (x) any increase or decrease in the authorized number of shares of the Series A Preferred Stock; or (xi) any amendment of the rights and privileges of the Series A Preferred Stock.

A copy of the Certificate of Designation is filed as Exhibit D hereto and is incorporated by reference herein.

Warrants

The Warrants permit the holder to purchase shares of Common Stock at an exercise price of $0.22 per share during the exercise period, which expires on April 3, 2016. Payment of the exercise price may be made in cash, or, subject to certain exceptions, by net exercise. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to adjustment for any stock dividends, combinations, stock splits, and the like. Stockholder approval must be obtained before any Investor can exercise Warrants that would  result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock.

A copy of the Form of Warrant is filed as Exhibit E hereto and is incorporated by reference herein.

Common Stock and Warrant Purchase Agreement Date March 17, 2006

The Investors entered into the Common Stock and Warrant Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase the New Securities on the Closing Date.  Initially, the parties executed the Purchase Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended.  Subsequently in pursuant to the Registration Rights Agreement, the Company filed a registration statement with the SEC on form S-1 on April 19, 2006.  This summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit F.  Security registration is included by reference to the Form S-1, Security Registration Statement, as attached hereto as Exhibit H.

CUSIP # 867328502	13D	Page 17 of 20 Pages

Pursuant to the Common Stock Warrants, the Investors are entitled to subscribe for and purchase in the aggregate 579,739 fully paid and nonassessable shares of Common Stock, at an exercise price per share equal to $6.21.  The Investors may exercise this right in whole or in part, at any time and from time to time from March 17, 2006 (the “Date of Grant”) until the seven year anniversary of the Date of Grant.  This summary of the Common Stock Warrants is qualified in its entirety by reference to the Common Stock Warrants, which are attached hereto as Exhibit G.

Other than as described in this Schedule 13D the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP # 867328502	13D	Page 18 of 20 Pages

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

Exhibit B:

Securities Purchase Agreement, dated March 31, 2009, by and among Sunesis Pharmaceuticals, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit C:

Investor Rights Agreement, dated April 3, 2009, by and among Sunesis Pharmaceuticals, Inc and the parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit D:

Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit E:

Form of Warrant to Purchase Common Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit F:

Common Stock and Warrant Purchase Agreement, date March 17,2006 by and among Sunesis Pharmaceuticals, Inc. and the parties thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on March 22, 2006).

Exhibit G:

Warrants to Purchase Common Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on March 22, 2006).

Exhibit H:

Securities Registration Statement by Sunesis Pharmaceuticals, Inc.(incorporated by reference to the Issuer’s Form S-1 filed on April 19, 2006).

CUSIP # 867328502	13D	Page 19 of 20 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 13, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

By:                  /s/ Jean Deleage

Jean Deleage, Director

Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                /s/ Jean Deleage

                Jean Deleage, Director

                  /s/ Jean Deleage

                  /s/ Farah Champsi

                  /s/ Alix Marduel

                  /s/ Edward Penhoet

                  /s/ Edward Hurwitz

CUSIP # 867328502	13D	Page 20 of 20 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: April 13, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

By:                  /s/ Jean Deleage

Jean Deleage, Director

Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                 /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                /s/ Jean Deleage

                Jean Deleage, Director

                  /s/ Jean Deleage

                  /s/ Farah Champsi

                  /s/ Alix Marduel

                  /s/ Edward Penhoet

                  /s/ Edward Hurwitz